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                             August 2, 2023

       Tsz Him Leung
       Chief Executive Officer
       Alpha Technology Group Ltd.
       Unit B, 12/F, 52 Hung To Road
       Kwun Tong, Kowloon, Hong Kong

                                                        Re: Alpha Technology
Group Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed July 17, 2023
                                                            File No. 333-273289

       Dear Tsz Him Leung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2023 letter.

       Registration Statement on Form F-1 filed July 17, 2023

       Dilution, page 76

   1.                                                   Please revise to
include dilution as of March 31, 2023.
       Corporate History and Structure, page 79

   2. Provide pro forma financial statements prepared in accordance with Article 11 of
                                                        Regulation of S-X to
give effect to Alpha Technology Group Limited's acquisition
                                                        of Techlution and NSL.
 Tsz Him Leung
FirstName  LastNameTsz
Alpha Technology  GroupHim
                       Ltd. Leung
Comapany
August     NameAlpha Technology Group Ltd.
       2, 2023
August
Page 2 2, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Six months ended March 31, 2023 compared to six months ended March 31, 2022, page 89

3. Please expand the discussion to detail the impact of the business combination on October
         12, 2022 of NSL and Techlution on your results of operations in fiscal 2023 and separately discuss any material changes in operations prior to the business combination.
4. Refer to the disclosure of related party transactions on page F-44 in which HK$1.41 million of the HK$1.585 million of NFT revenue was to Fuchsia Capital Limited, a related party owned by your executive director. Revise the discussion of the increase in revenue from NFT projects to clarify that the revenues are related party revenues.
5. Please expand the discussion of Listing expenses on page 90 to explain the nature of listing expenses expensed during the period as compared to the accrued listing expenses of
         HK$12.5 million disclosed on page 93 and deferred offering costs of HK$15.4 million on the balance sheet as of March 31, 2023.
6. Please expand the discussion to include the business combination of NSL and Techlution on October 12, 2022, including the basis for your belief that the transaction should be accounted for as a business combination under ASC 805 rather than as a reorganization of entities under common control at historical cost due to the common control disclosed on page F-28. Please expand your accounting policy for principals of combination in Note 2 on page F-28 accordingly.
Critical Accounting Policies, page 96

7. We note in your discussion of revenues on page 89 that you derived revenue from two
         NFT projects, creating an NFT marketplace for a customer and creating NFT artworks, developing an NFT minting site and preparing a proposal in relation to an NFT-related game for a customer primarily engaged in investment and fund management. Please expand your critical accounting policies for revenue on page 97 and your accounting policies in the March 31, 2023 financial statements on pages F-33 and F-34 to address these revenues or tell us how the existing revenue recognition accounting policies apply to these new revenue streams.
Business
NFT Marketplace, page 112

8.       Refer to prior comment 1, where we requested a more detailed description of the
         conversion process for in-game assets to crypto assets, including to cryptocurrencies or
         NFTs. Please further clarify how in-game assets are incorporated into smart contracts, including how game players understand the conversion of in-game assets to external
 Tsz Him Leung
Alpha Technology Group Ltd.
August 2, 2023
Page 3
         crypto assets through the immediate execution of the smart contracts. Additionally, disclose specifically which crypto assets users can exchange their in-game assets into, and how the exchange or conversion rate to crypto assets is determined.
9. We note your response to prior comment 2. Please disclose what cryptocurrencies are available on the marketplace. In that regard, we note your disclosure that "[e]ach time a player earns an in-game coin, the smart contract is automatically put into execution and exchanges the in-game coin with cryptocurrency in accordance with the pre-
         determined exchange rate." In addition, clarify whether these transactions will occur on the platform created by Techlution and which cryptocurrencies will be available on the platform.
10. Please clarify who owns and operates the NFT marketplace. For comparison, we note the disclosure regarding the development of a NFT minting site that once
it    passes the user
         acceptance test, its ownership and management will be transferred to the customer.
Combined Financial Statements, page F-3

11. Please indicate that the combined financial statements are predecessor financial statements.
Note 11. Subsequent Events, page F-21

12. Regarding the sale and purchase agreement, please disclose the nature and purpose of the
         March 23, 2023 addendum and advise us. Similarly revise the disclosure on page F-45.
Alpha Technology Group Limited Combined Financial Statements, page F-23

13. Since Alpha acquired 100% of the equity interests in NSL and TSL on October 12, 2022, it is unclear why you have labeled the interim financial statements as combined and not consolidated. Please revise or advise us.
14. Explain to us your basis for combining the pre-acquisition results of operations and cash flows of the predecessor with the post-acquisition results of operations and cash flows of the registrant. We note there was a change in control and the post-acquisition financial statements reflect a different cost basis.
Combined Statements of Operation and Comprehensive Loss, page F-25

15. Indicate in the heading above the March 31, 2022 column that it is the results of operations of a predecessor. In light of the change in control, insert of bold vertical line to
FirstName LastNameTsz Him Leung
       separate the results of operations of the predecessor and the registrant. Please make
Comapany    NameAlpha
       similar revisions Technology   Group
                         in your balance      Ltd.statements of changes in
shareholders' deficit, and
                                          sheets,
Auguststatements   of cash
        2, 2023 Page  3 flows.
FirstName LastName
 Tsz Him Leung
FirstName  LastNameTsz
Alpha Technology  GroupHim
                       Ltd. Leung
Comapany
August     NameAlpha Technology Group Ltd.
       2, 2023
August
Page 4 2, 2023 Page 4
FirstName LastName
Note 2. Summary of Significant Accounting Policies, page F-28

16. We note that for many of your accounting policies you only refer to the "Predecessor."
         Please expand the accounting policies to address all policies of the registrant and its consolidated subsidiaries, NSL and Techlution. Please also revise Notes 5, 6, 7, 8, 9 and
         11 accordingly.
Note 7. Income Tax, page F-42

17. Please complete the effective tax rate chart on page F-42 to include the effect of non-
         deductible expense, change in valuation allowance and effective income tax rate.
Note 12. Subsequent Events, page F-45

18. We note that you state that you have not accounted for any bonus or shortfall payment since the Guaranteed Profit cannot be determined at this time. We also note that you have recorded a net loss in the period following the acquisition. Please expand the disclosure to quantify the current status of the Guaranteed Profit, such as the amount of future profits required in order to trigger payments to the Seller or the amount of payment due from the
         Seller in 2027 if no future profits are earned.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Ying Li